SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

eBay Inc.

(Name of Subject Company (Issuer))

eBay Inc.

(Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

With an Exercise Price Equal to or Greater Than $27.01 Per Share

(Title of Class of Securities)

27864210

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Michael R. Jacobson, Esq.

Senior Vice President, Legal Affairs, General Counsel and Secretary

eBay Inc.

2145 Hamilton Avenue

San Jose, California 95125

(408) 376-7400

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Person)

With a copy to:

Joseph M. Yaffe, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$ 171,136,485	$ 9,549.42

*

Estimated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of eBay Inc. common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 57,333,362 shares of eBay Inc. common stock and have an aggregate value of $171,136,485 as of August 5, 2009, calculated using the Black-Scholes option pricing model.

**

The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, Options or Cash Payments, dated August 10, 2009, attached hereto as Exhibit (a)(1)(i) (the “Offer to Exchange”), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address. eBay Inc., a Delaware corporation (“eBay”), is the issuer of the securities subject to the Offer to Exchange. eBay maintains its registered office at 2145 Hamilton Avenue, San Jose, California 95125. eBay’s telephone number is (408) 376-7400.

(b) Securities. This Tender Offer Statement on Schedule TO relates to a one-time stock option exchange program (“option exchange”) pursuant to which eBay is offering certain employees the opportunity to exchange certain options (“eligible options”) to purchase up to an aggregate of 57,333,362 shares of eBay’s common stock, whether vested or unvested, that were granted under one of eBay’s existing equity incentive plans and have a per share exercise price equal to or greater than $27.01. These eligible options may be exchanged for new restricted stock units (“RSUs”) to be granted under the eBay Inc. 2008 Equity Incentive Award Plan, as amended, or under the eBay Inc. 2003 Deferred Stock Unit Plan, as amended, and the Rules of the eBay Inc. 2003 Deferred Stock Unit Plan for the Grant of Restricted Stock Units to Participants in France. Employees who are actively employed by eBay or eBay’s majority-owned subsidiaries in Canada will have the opportunity to exchange their eligible options for new options to purchase a lesser number of shares of eBay common stock granted under the eBay Inc. 2001 Equity Incentive Plan, as amended. In addition, employees who are actively employed by eBay or eBay’s majority-owned subsidiaries in China, Estonia, Germany, Ireland, the Netherlands, South Korea, Switzerland, the United Kingdom or the United States and who would otherwise be granted an aggregate of less than 100 new RSUs in exchange for all of their eligible options will have the opportunity to exchange such eligible options for a cash payment instead of new RSUs.

Employees who are eligible for the option exchange (“eligible employees”) include all of eBay’s active employees and the employees of eBay’s majority-owned subsidiaries who continue to provide services to eBay or eBay’s majority-owned subsidiaries through the completion of the option exchange. Notwithstanding the foregoing, eBay’s named executive officers, members of eBay’s board of directors and employees employed by eBay or eBay’s majority-owned subsidiaries in Australia and the Philippines are not eligible to participate in the option exchange. Employees employed by eBay or eBay’s majority-owned subsidiaries in Australia and the Philippines have been excluded because eBay has determined that extending participation in the option exchange to employees employed in Australia and the Philippines would have regulatory and tax implications that are inconsistent with eBay’s compensation policies and practices.

The subject class of securities consists of the eligible options. The actual number of new RSUs and new options to be granted in the option exchange and any cash payments to be made will depend on the number of shares of eBay common stock subject to the eligible options that are exchanged. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers” and “Risks of Participating in the Stock Option Exchange Program,” and Sections 2, 6 and 9 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Types of Awards Granted in the Option Exchange; Number of New RSUs or New Options or Amount of Cash Payment; Completion Date,” “Acceptance of Options for Exchange; Grant of New RSUs, New Options and Cash Payments,” and “Source and Amount of Consideration; Terms of New RSUs, New Options and Cash Payments,” respectively, is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in Section 8 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Price Range of Shares Underlying the Options” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

eBay is both the filing person and the issuer. The information set forth under Item 2(a) above is incorporated herein by reference. Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and Sections 1, 2, 3, 4, 5, 6, 7, 8, 9, 12, 13, 14 and 15 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Eligibility,” “Types of Awards Granted in the Option Exchange; Number of New RSUs or New Options or Amount of Cash Payment; Completion Date,” “Purposes of the Offer and Reasons for Structure of the Offer,” “Procedures for Electing to Exchange Options,” “Withdrawal Rights and Change of Election,” “Acceptance of Options for Exchange; Grant of New RSUs, New Options and Cash Payments,” “Conditions of the Offer,” “Price Range of Shares Underlying the Options,” “Source and Amount of Consideration; Terms of New RSUs, New Options and Cash Payments,” “Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer,” “Legal Matters; Regulatory Approvals,” “Material Income Tax Consequences” and “Extension of Offer; Termination; Amendment,” respectively, and Schedules B through AA to the Offer to Exchange is incorporated herein by reference.

(b) Purchases. Members of eBay’s board of directors and eBay’s named executive officers are not eligible to participate in the option exchange. The information set forth in Section 11 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Agreements Involving the Subject Company’s Securities. The information set forth in Section 11 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference. The terms and conditions of the eBay Inc. 2008 Equity Incentive Award Plan; the Form of Notice of Grant and Restricted Stock Unit Agreement under the eBay Inc. 2008 Equity Incentive Award Plan; the eBay Inc. 2001 Equity Incentive Plan; the Form of Notice of Grant and Option Agreement under the eBay Inc. 2001 Equity Incentive Plan; the eBay Inc. 2003 Deferred Stock Unit Plan; the Rules of the eBay Inc. 2003 Deferred Stock Unit Plan for the Grant of Restricted Stock Units to Participants in France; and the Form of Notice of Grant and Restricted Stock Unit Agreement for France under the eBay Inc. 2003 Deferred Stock Unit Plan, including, in each case, any country-specific appendices thereto are incorporated herein by reference. The terms of the Consent Agreement to Tax Ruling for Eligible Employees Subject to Tax in Israel and the Consent Agreement to Tax Ruling for Eligible Employees Subject to Tax in the Netherlands are incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and Section 3 under the caption “The Offer to Exchange” entitled “Purposes of the Offer and Reasons for Structure of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in Sections 6 and 12 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Acceptance of Options for Exchange; Grant of New RSUs, New Options and Cash Payments” and “Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer,” respectively, is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and Section 3 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Purposes of the Offer and Reasons for Structure of the Offer” is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in Section 9 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Source and Amount of Consideration; Terms of New RSUs, New Options and Cash Payments” is incorporated herein by reference.

(b) Conditions. The information set forth in Section 7 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Conditions of the Offer” is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in Section 11 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in Section 11 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. Not applicable.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information. The information set forth in Schedule B to the Offer to Exchange and Sections 10 and 17 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Information Concerning eBay” and “Additional Information,” respectively, is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2009 and June 30, 2009 are available electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Financial Information. Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Sections 11 and 13 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” and “Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(b) Other Material Information. Not applicable.

ITEM 12.	EXHIBITS.

Exhibit Number	Description
(a)(1)(i)	Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, Options or Cash Payments, dated August 10, 2009

(a)(1)(ii)	Form of communication to employees from John Donahoe, eBay’s President and Chief Executive Officer, dated August 10, 2009

(a)(1)(iii)	Transcript and slides from video presentation

(a)(1)(iv)	Election Form

(a)(1)(v)	Form of Agreement to Terms of Election

(a)(1)(vi)	Form of letter provided to employees requesting hardcopy materials

(a)(1)(vii)	Form of email to employees in Canada

(a)(1)(viii)	Screen shots of election website

(a)(1)(ix)	Intranet posting for Offer to Exchange

(a)(1)(x)	Tax Ruling for Eligible Employees Subject to Tax in the Netherlands

(a)(1)(xi)	Form of Consent Agreement to Tax Ruling for Eligible Employees Subject to Tax in the Netherlands

(a)(1)(xii)	Tax Ruling for Eligible Employees Subject to Tax in Israel

(a)(1)(xiii)	Form of Consent Agreement to Tax Ruling for Eligible Employees Subject to Tax in Israel

(a)(1)(xiv)	Form of email confirmation

(a)(1)(xv)	Form of flier reminder

(a)(1)(xvi)	Form of email provided to eligible employees holding eligible options granted in Israel

(a)(1)(xvii)	Form of email provided to eligible employees holding eligible options granted in the Netherlands

(a)(1)(xviii)	Form of email provided to employees on expatriate assignments

(a)(1)(xix)	Form of Communications Guidelines

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(b)	Not applicable

(d)(1)	eBay Inc. 2008 Equity Incentive Award Plan, as amended (1)

(d)(2)	Form of Notice of Grant and Restricted Stock Unit Agreement under the eBay Inc. 2008 Equity Incentive Award Plan (U.S. Employees) (2)

(d)(3)	Form of Notice of Grant, Restricted Stock Unit Agreement and Special Provisions for Restricted Stock Unit Awards for Participants Outside the U.S. under the eBay Inc. 2008 Equity Incentive Award Plan

(d)(4)	Form of Notice of Grant (Israel Employees), Appendix – Israel Taxpayers and Restricted Stock Unit Agreement (Israel Employees) under the eBay Inc. 2008 Equity Incentive Award Plan

(d)(5)	eBay Inc. 2001 Equity Incentive Plan, as amended (3)

(d)(6)	Form of Notice of Grant, Option Agreement and Special Provisions for Stock Options for Optionholders Outside the U.S. under the eBay Inc. 2001 Equity Incentive Plan

(d)(7)	eBay Inc. 2003 Deferred Stock Unit Plan, as amended (4)

(d)(8)	Form of Notice of Grant, Restricted Stock Unit Agreement for Employees in France under the eBay Inc. 2003 Deferred Stock Unit Plan and Rules of the eBay Inc. 2003 Deferred Stock Unit Plan for the Grant of Restricted Stock Units to Participants in France

(g)	Not applicable

(h)	Not applicable

(1)	Incorporated by reference to Exhibit 99.1 of eBay’s Form S-8 (SEC File No. 333-41944) filed with the SEC on June 5, 2009.
(2)	Incorporated by reference to Exhibit 10.2 of eBay’s Current Report on Form 8-K (SEC File No. 000-24821) filed with the SEC on June 25, 2008.
(3)	Incorporated by reference to Exhibit 10.13 of eBay’s Annual Report on Form 10-K (SEC File No. 000-24821) filed with the SEC on February 28, 2007.
(4)	Incorporated by reference to Exhibit 10.15 of eBay’s Annual Report on Form 10-K (SEC File No. 000-24821) filed with the SEC on February 28, 2007.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2009	eBay Inc.

	By:	/s/ Michael R. Jacobson
Name: Michael R. Jacobson
Title: Senior Vice President, Legal Affairs,
General Counsel and Secretary

INDEX OF EXHIBITS

Exhibit Number	Description

(a)(1)(i)	Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, Options or Cash Payments, dated August 10, 2009

(a)(1)(ii)	Form of communication to employees from John Donahoe, eBay’s President and Chief Executive Officer, dated August 10, 2009

(a)(1)(iii)	Transcript and slides from video presentation

(a)(1)(iv)	Election Form

(a)(1)(v)	Form of Agreement to Terms of Election

(a)(1)(vi)	Form of letter provided to employees requesting hardcopy materials

(a)(1)(vii)	Form of email to employees in Canada

(a)(1)(viii)	Screen shots of election website

(a)(1)(ix)	Intranet posting for Offer to Exchange

(a)(1)(x)	Tax Ruling for Eligible Employees Subject to Tax in the Netherlands

(a)(1)(xi)	Form of Consent Agreement to Tax Ruling for Eligible Employees Subject to Tax in the Netherlands

(a)(1)(xii)	Tax Ruling for Eligible Employees Subject to Tax in Israel

(a)(1)(xiii)	Form of Consent Agreement to Tax Ruling for Eligible Employees Subject to Tax in Israel

(a)(1)(xiv)	Form of email confirmation

(a)(1)(xv)	Form of flier reminder

(a)(1)(xvi)	Form of email provided to eligible employees holding eligible options granted in Israel

(a)(1)(xvii)	Form of email provided to eligible employees holding eligible options granted in the Netherlands

(a)(1)(xviii)	Form of email provided to employees on expatriate assignments

(a)(1)(xix)	Form of Communication Guidelines

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(b)	Not applicable

(d)(1)	eBay Inc. 2008 Equity Incentive Award Plan, as amended (1)

(d)(2)	Form of Notice of Grant and Restricted Stock Unit Agreement under the eBay Inc. 2008 Equity Incentive Award Plan (U.S. Employees) (2)

(d)(3)	Form of Notice of Grant, Restricted Stock Unit Agreement and Special Provisions for Restricted Stock Unit Awards for Participants Outside the U.S. under the eBay Inc. 2008 Equity Incentive Award Plan

(d)(4)	Form of Notice of Grant (Israel Employees), Appendix – Israel Taxpayers and Restricted Stock Unit Agreement (Israel Employees) under the eBay Inc. 2008 Equity Incentive Award Plan

(d)(5)	eBay Inc. 2001 Equity Incentive Plan, as amended (3)

(d)(6)	Form of Notice of Grant, Option Agreement and Special Provisions for Stock Options for Optionholders Outside the U.S. under the eBay Inc. 2001 Equity Incentive Plan

(d)(7)	eBay Inc. 2003 Deferred Stock Unit Plan, as amended (4)

(d)(8)	Form of Notice of Grant, Restricted Stock Unit Agreement for Employees in France under the eBay Inc. 2003 Deferred Stock Unit Plan and Rules of the eBay Inc. 2003 Deferred Stock Unit Plan for the Grant of Restricted Stock Units to Participants in France

(g)	Not applicable

(h)	Not applicable

(1)	Incorporated by reference to Exhibit 99.1 of eBay’s Form S-8 (SEC File No. 333-41944) filed with the SEC on June 5, 2009.
(2)	Incorporated by reference to Exhibit 10.2 of eBay’s Current Report on Form 8-K (SEC File No. 000-24821) filed with the SEC on June 25, 2008.
(3)	Incorporated by reference to Exhibit 10.13 of eBay’s Annual Report on Form 10-K (SEC File No. 000-24821) filed with the SEC on February 28, 2007.
(4)	Incorporated by reference to Exhibit 10.15 of eBay’s Annual Report on Form 10-K (SEC File No. 000-24821) filed with the SEC on February 28, 2007.